UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-13844

(Check one):	☐ Form 10-K and Form 10-KSB ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

        For Period Ended: December 31, 2005

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:    CROW TECHNOLOGIES 1977 LTD.

Former Name if Applicable:    BARI TRUST INVESTMENTS LTD.

12 Kineret Street

Address of Principal Executive Office (Street and Number)

Airport City, Israel, 70100

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report on Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 20-F could not be filed within the prescribed time period.

The registrant was unable to file its Form 20-F for the period ended December 31, 2005 without unreasonable expense and effort due to its inability to compile, review and prepare the information necessary to complete the required disclosure for the form within a sufficient time for management, the board of directors and the independent auditors to review such disclosure prior to the prescribed due date. This annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

     (a)        Name and telephone number of person to contact in regard to this notification:

Jacob Batchon	972-3	9726000

(Name)	(Area Code)	(Telephone Number)

    (b)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

    (c)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

The Company anticipates the following significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the subject report: increase of 6.1% in the Company’s sales mainly due to an increase in export sales in South America, Europe and New Zealand, the Company’s gross profit margin decreased from 38.8% to 36.9% mainly due to an increase in fixed overhead expenses, the Company’s operating income decreased by 20.3% mainly due to an increase in research and development expenses and an increase in our general and administrative expenses, the Company’s other expenses decreased from NIS 2.8 million to approximately NIS 0.5 million mainly due to a decrease in the provision to doubtful debt of a loan to the Company’s associate, Video Domain Technologies Ltd., the Company’s taxes on income decreased from NIS 7 million to approximately NIS 1.7 million mainly due to a tax provision in respect of previous years that was recorded in 2004 and the Company’s net income increased from NIS 41 thousand to approximately NIS 6.8 million mainly due to a decrease in tax expenses and a decrease in other non-operating expenses.

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CROW TECHNOLOGIES 1977 LTD.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	By: /s/ Shmuel Melman —————————————— Mr. Shmuel Melman Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).